File No. 812-15284

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Oaktree Strategic Income, LLC, Oaktree Strategic Credit Fund, Oaktree Specialty Lending Corporation, Oaktree Gardens OLP, LLC, Oaktree Capital Management, L.P., Oaktree Fund Advisors, LLC, Oaktree Capital Management (UK) LLP, Oaktree Capital Management (Europe) LLP, Oaktree Capital Management (International) Limited, LFE European Asset Management S.à r.l., Oaktree High Yield Bond Fund, L.P., Oaktree High Yield Fund II, L.P., Oaktree Expanded High Yield Fund, L.P., Oaktree Global High Yield Bond Fund, L.P., Oaktree European High Yield Fund, L.P., Oaktree Senior Loan Fund, L.P., Oaktree Enhanced Income Fund III, L.P., Oaktree Enhanced Income Fund III (Parallel), L.P., Oaktree CLO 2014-1 Ltd., Oaktree CLO 2014-2 Ltd., Oaktree CLO 2015-1 Ltd., Oaktree CLO 2018-1 Ltd., Oaktree CLO 2019-1 Ltd., Oaktree CLO 2019-2 Ltd., Oaktree CLO 2019-3 Ltd., Oaktree CLO 2019-4 Ltd., Oaktree CLO 2020-1 Ltd., Oaktree CLO 2021-1, Ltd., Oaktree CLO 2021-2, Ltd., Oaktree CLO 2022-1, Ltd., Oaktree CLO 2022-2, Ltd., Oaktree CLO 2022-3, Ltd., Oaktree CLO 2023-1, Ltd., Oaktree CLO 2023-2, Ltd., Oaktree CLO Equity Fund I, L.P., Oaktree Strategic Credit Fund A, L.P., Oaktree Strategic Credit Fund B, L.P., Ace Strategic Credit Holdings (Cayman), L.P., Exelon Strategic Credit Holdings, LLC, Oaktree-Minn Strategic Credit, LLC, INPRS Strategic Credit Holdings, LLC, Oaktree-NGP Strategic Credit, LLC, Oaktree-TBMR Strategic Credit Fund, LLC, Oaktree-TBMR Strategic Credit Fund C, LLC, Oaktree-TBMR Strategic Credit Fund F, LLC, Oaktree-TBMR Strategic Credit Fund G, LLC, Oaktree-TCDRS Strategic Credit, LLC, Oaktree-TSE 16 Strategic Credit, LLC, Oaktree AZ Strategic Lending Fund, L.P., Oaktree Jalapeno Investment Fund, L.P., Oaktree PRE Life Sciences Fund, L.P., Oaktree PRE Life Sciences AIF, L.P., Oaktree Life Sciences Lending Fund, L.P., Oaktree Life Sciences Lending Fund (Parallel), L.P., Oaktree Life Sciences Lending Fund (Parallel 2), L.P., Oaktree Life Sciences Lending Fund, SCSp, Oaktree Life Sciences Lending Fund (Parallel), SCSp, Oaktree Loan Acquisition Fund, L.P., INPRS Emerging Markets Total Return Holdings, LLC, Investin Pro RED Holdings, LLC, Investin Pro RED Holdings S.à.r.l., Oaktree Gilead Investment Fund, L.P., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Direct Lending Fund, L.P., Oaktree Direct Lending Fund Unlevered, L.P., Oaktree Direct Lending Fund (Parallel), L.P., Oaktree Direct Lending Fund Unlevered (Parallel), L.P., Oaktree Debt Acquisition Fund (Parallel 2), L.P., Oaktree Direct Lending Fund, SCSp, Oaktree Alpha Credit Fund, L.P., Oaktree Mezzanine Fund IV, L.P., Oaktree Mezzanine Fund V, L.P., Oaktree Mezzanine Fund V (Parallel), SCSp, Oaktree SBIC Fund, L.P., Oaktree Middle-Market Direct Lending Fund, L.P., Oaktree Middle-Market Direct Lending Unlevered Fund, L.P., Oaktree Middle-Market Direct Lending Fund (Parallel), L.P., Oaktree Middle-Market Direct Lending Unlevered Fund (Parallel), L.P., Oaktree Middle-Market Direct Lending Fund (Parallel 2), L.P., Oaktree European Capital Solutions Fund (Parallel), L.P., Oaktree European Capital Solutions Fund, L.P., Oaktree European Capital Solutions Fund II, L.P., Oaktree European Capital Solutions Fund II, SCSp, Oaktree European Capital Solutions Fund, SCSp-RAIF, Oaktree European Capital Solutions Fund III, L.P., Oaktree European Capital Solutions Fund III, SCSp, Oaktree Mercury Investment Fund, L.P., Oaktree European Special Situations Fund, L.P., Oaktree Maritime and Transportation Fund, L.P., Oaktree Emerging Markets Debt Total Return Fund, L.P., Oaktree Boulder Investment Fund, L.P., Oaktree Epsilon Investment Fund, L.P., Oaktree Opportunities Fund X, L.P., Oaktree Opportunities Fund X (Parallel), L.P., Oaktree Opportunities Fund X (Parallel 2), L.P., Oaktree Opportunities Fund Xb, L.P., Oaktree Opportunities Fund Xb (Parallel), L.P., Oaktree Opportunities Fund Xb (Parallel 2), L.P., Oaktree Opportunities Fund XI, L.P., Oaktree Opportunities Fund XI (Parallel), L.P., Oaktree Opportunities Fund XI (Parallel 2), SCSP, Oaktree Opportunities Fund XI (Parallel 3), L.P., Oaktree Latigo Investment Fund, L.P., Oaktree Opportunities Fund XII, L.P., Oaktree Opportunities Fund XII (Parallel), L.P., Oaktree Opportunities Fund XII (Parallel 2), SCSp, Oaktree Opportunities Fund XII (Parallel 3), L.P., Oaktree Opportunities Fund XII (Parallel 4), SCSp, Oaktree Huntington Investment Fund II, L.P., Oaktree Cascade Investment Fund I, L.P., Oaktree Cascade Investment Fund II, L.P., Oaktree Cascade Investment Fund III, L.P., Oaktree Value Opportunities Fund, L.P., Oaktree Phoenix Investment Fund, L.P., Oaktree Glacier Investment Fund, L.P., Oaktree TX Emerging Market Opportunities Fund, L.P., Oaktree Emerging Market Opportunities Fund, L.P., Oaktree Glacier Investment Fund II, L.P., Oaktree Moraine Co-Investment Fund, L.P., Oaktree Emerging Markets Opportunities Fund II, L.P., Oaktree FF Emerging Markets Opportunities Fund, L.P., Oaktree Oasis Investment Fund, L.P., Oaktree Special Situations Fund, L.P., Oaktree Special Situations Fund II, L.P., OCM Avalon Co-Investment Fund, L.P., Oaktree Avalon Co-Investment Fund II, L.P., Oaktree Star Investment Fund II, L.P., Oaktree Special Situations Fund III, L.P., Oaktree Special Situations Fund III

(Parallel 2), SCSp, Oaktree European Principal Fund IV, L.P., Oaktree European Principal Fund IV, S.C.S., Oaktree Power Opportunities Fund IV, L.P., Oaktree Power Opportunities Fund IV (Parallel), L.P., Oaktree European Principal Fund V, L.P., Oaktree European Principal Fund V, SCSp, Oaktree Power Opportunities Fund V, L.P., Oaktree Power Opportunities Fund V (Parallel), L.P., Oaktree Power Opportunities Fund VI, L.P., Oaktree Power Opportunities Fund VI (Parallel 3), L.P., Oaktree Transportation Infrastructure Fund, L.P., Oaktree Transportation Infrastructure Fund (Parallel), L.P., Oaktree Transportation Infrastructure Fund (Parallel 2), L.P., Oaktree Transportation Infrastructure Fund (Parallel 3), L.P., Oaktree Transportation Infrastructure Capital Partners, L.P., Oaktree Transportation Infrastructure Capital Partners (Parallel), L.P., Oaktree Transportation Infrastructure Capital Partners (Parallel 2), L.P., Oaktree Baltimore Investment Fund, L.P., Oaktree TICP Managed Co-Investment Fund, L.P., Oaktree Ports America Capital Partners, L.P., Oaktree Real Estate Opportunities Fund VII, L.P., Oaktree Real Estate Opportunities Fund VII (Parallel), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 2), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 3), L.P., Oaktree Real Estate Opportunities Fund VII (Parallel 4), L.P., Oaktree Real Estate Opportunities Fund VIII, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel), L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel), S.C.Sp, Oaktree Real Estate Opportunities Fund VIII (Parallel) 2, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 3, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 4, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 5, L.P., Oaktree Real Estate Opportunities Fund VIII (Parallel) 6, L.P., Oaktree Real Estate Opportunities Fund IX, L.P., Oaktree Pinnacle Investment Fund, L.P., Oaktree Real Estate Debt Fund II, L.P., Oaktree Real Estate Debt Fund II (Parallel), L.P., Oaktree Real Estate Debt Fund III, L.P., Oaktree Real Estate Debt Fund III (Lux), S.C.Sp, Oaktree Real Estate Debt Fund III (Parallel), L.P., Oaktree Real Estate Debt Fund IV, L.P., Oaktree-TSE 16 Real Estate Debt, LLC, Oaktree (Lux.) FS S.C.SP. SICAV RAIF, Oaktree Patriot Investment Fund, L.P., Tirro Fund, L.P., Oaktree Real Estate Income Fund, L.P., Oaktree Real Estate Income Fund (Parallel), L.P., Oaktree Real Estate Income Fund (Parallel II), L.P., Oaktree Real Estate Income Fund (Parallel III), L.P., Oaktree Emerging Markets Equity Fund, L.P., Oaktree Value Equity Fund, L.P., Oaktree Private Investment Fund IV, L.P., Oaktree-Forrest Multi-Strategy, LLC, Oaktree TT Multi-Strategy Fund, L.P., Oaktree Global Credit Fund, L.P., Oaktree GC Super Fund, L.P., Oaktree Huntington-GCF Investment Fund, L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Absolute Return Income Fund, L.P., Oaktree Global Credit Plus Fund, L.P., Oaktree Broadgate Multi-Strategy Fund, L.P., Oaktree Route 66 Multi-Strategy Fund, L.P., Oaktree Emerging Market Debt Fund, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

All Communications, Notices and Orders to:

Mary Gallegly

Managing Director

Oaktree Capital Management, L.P.

333 South Grand Ave., 28th Floor

Los Angeles, CA 90071

(213) 356-3521

mgallegly@oaktreecapital.com

Copies to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

farrarw@sullcrom.com

May 15, 2024

Notice

Notice is hereby given that, on November 7, 2023, an application for an order to amend a prior order for exemptive relief under the Investment Company Act of 1940, as amended, was submitted in error under File No. 812-15284, with accession number 0001193125-23-272431, as filing type 40-APP/A. A new application for an order to amend a prior order for exemptive relief under the Investment Company Act of 1940, as amended, was filed on February 13, 2024, File No. 812-15549, as filing type 40-APP.

2